

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2023

Fernando Rodrigo Baron
Vice President of Corporate Finance and Business Development
AENZA S.A.A.
Av. Petit Thouars 4957
Miraflores
Lima 34, Peru

      Re: AENZA S.A.A.
          Form 20-F for the Fiscal Year Ended December 31, 2021
          Filed May 16, 2022
          File No. 001-35991

Dear Fernando Rodrigo Baron:

We have reviewed your February 17, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm, page F-2

1.   We have reviewed your responses provided in response to our letters dated December 1, 2022 and January 20, 2023 and continue to believe that the AENZA S.A.A. financial statements are materially deficient for any years that Vizcarra y Asociados S.C.R.L. - Moore Peru, a firm that is not registered with the Public Company Accounting Oversight Board ("PCAOB"), played a substantial role in the audit. Please correct the material deficiency in your audited financial statements to comply with Section 102(a) of the Sarbanes-Oxley Act and PCAOB Rule 2100 that require any accounting firm playing a substantial role in the audit of an issuer be registered with the PCAOB.

  You may contact Babette Cooper at 202-551-3396 or Jennifer Monick at 202-551-3295 if you have questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: Juan Mendez